15047381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 18, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BridgeRock Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, 4th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacob Kim **212-626-2613**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue, Suite 415	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Park, Youngsun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BridgeRock Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

MYUNG KIM
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES APRIL 29, 2019

Notary Public

Sworn to and subscribed before me this 26 day of Feb 20 15.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGEROCK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

sejong LLP

Certified Public Accountants

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
194
SECTION

BRIDGEROCK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

To the Members
of BridgeRock Securities LLC

We have audited the accompanying statement of financial condition of BridgeRock Securities LLC (a New York partnership), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. BridgeRock Securities LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BridgeRock Securities LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that BridgeRock Securities LLC will continue as a going concern. As discussed in notes 2 and 3 to the financial statements, BridgeRock Securities LLC has suffered recurring losses from operations and has substantial doubt about the ability to continue as a going concern. Management's plans in regard to these matters are described in the notes. The financial statements do not include any adjustments that might results from the outcome of this uncertainty.

SEJONG LLP

Fort Lee, New Jersey
February 26, 2015

BRIDGEROCK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Assets		
Cash	$	23,517
Accounts receivable		2,051
Prepaid expense		3,636
Property and equipment *(net of accumulated depreciation of $1,851)*		4,943
Security deposit		2,550
Total assets	**$**	**36,697**
Liabilities and Members' Capital		
Liabilities		
Accounts payable and accrued expenses	$	5,000
Total liabilities		**5,000**
Members' capital		
Member capital		31,697
Total members' capital		**31,697**
Total liabilities and members' capital	**$**	**36,697**

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION

BridgeRock Securities LLC ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2013 in the State of New York.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States. The financial statements are prepared on a going concern basis. Material uncertainties related to conditions which may cast significant doubt upon the entity's ability to continue as a going concern and management's mitigation plan are disclosed in note 3.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income taxes

The Company is treated as a partnership for federal and state income tax reporting purpose and, thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its member and reported on their individual tax return.

FASB ASC 740-10, Income Taxes, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

See accompanying report of independent registered public accounting firm.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York and New York City are principally where the Company is subject to state and local income taxes.

Deferred income taxes are provided for the temporary differences between the assets and liabilities for financial and income tax purposes. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to deferred tax asset has been provided.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

NOTE 3 – MANAGEMENT'S PLAN

The Company had net loss of $35,691, negative cash flow from operations $33,784 and positive working capital of $24,204. Although the Company maintained positive working capital, it believes that additional funding will be necessary to fund its operations. The management plans to raise member capital in the next 12 months.

See accompanying report of independent registered public accounting firm.

NOTE 4 – OPERATING LEASE

The Company leases its corporate office facility under an operating lease expiring on February 13, 2015 with an auto-renew option for three-month period until cancelled. Under the terms of the lease, the Company has the option to cancel the lease provided a minimum of two months written notice is given to the landlord.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over three years.

Property and equipment consist of the following:

Office equipment	$6,794
Accumulated depreciation	(1,851)
Property and Equipment	$4,943

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2014, the Company had net capital of $20,177 and $15,177 of excess net capital At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 24.78%.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no subsequent events requiring disclosure as of February 26, 2015 when the financial statements were issued.

See accompanying report of independent registered public accounting firm.

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Independent Accountant's Agreed-upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Members of BridgeRock Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from March 18, 2014 to December 31, 2014, which were agreed to by BridgeRock Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BridgeRock Securities LLC's compliance with the applicable instructions of Form SIPC-7. BridgeRock Securities LLC's management is responsible for BridgeRock Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period from March 18, 2014 to December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the from March 18, 2014 to December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

Fort Lee, New Jersey
February 26, 2015